

June 17, 2013

Via E-mail
Mr. Jay A. Brown
Chief Financial Officer
Crown Castle International Corp.
1220 Augusta Drive, Suite 500
Houston, Texas 77057-2261

> **Re:** **Crown Castle International Corp.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **Response dated May 31, 2013**
> **File No. 001-16441**

Dear Mr. Brown:

We have reviewed your response letter and have the following comment. As noted in our letter dated April 26, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Accounting for Acquisitions, page 32

1. We note your response to comment one. Tell us how you considered the guidance in paragraphs 36 and 38(b) of ASC 840-10-25 in your accounting since the lease involves both land and buildings (i.e. towers) and does not meet the bargain purchase option criterion.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director